Filed by Nuveen Dividend Advantage Municipal Fund 3

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Premium Income Municipal Fund 4, Inc.

Commission File No. 811-07432

Nuveen Dividend Advantage Municipal Fund 2

Commission File No. 811-10255

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Dear Valued Shareholder,

You have asked us not to call you regarding the shareholder meeting of <FUND NAME>. We respect your privacy; however, we need your help. According to our records, you have not voted. As a top fund shareholder, your vote is extremely important! By voting prior to the February 10, 2016 meeting date, you can help the fund avoid additional costly adjournments and further solicitation expense that increases costs for all shareholders.

The Joint Proxy Statement/Prospectus for this meeting can be found at
http://www.nuveenproxy.com/ProxyInfo/. Enclosed please find a copy of the notice of adjournment. When you are ready to vote, please call 866-434-7510. Provide reference number <GSREFID> and the phone representative will be able to assist you in voting your shares. It takes less than a minute and means so much to the fund and your fellow shareholders!

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.

Regards,

Michael Krause

Vice President

Computershare Fund Services

Proxy Tabulator for Nuveen Funds